B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Wednesday, June 4, 2003

SEC EXEMPTION #82-4245

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA



03024013

03 JUN 23 AM 7:21

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Press Release – June 4, 2003
BFS Begins Listing on TSX Venture Exchange

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

dlw 6/26



360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com



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B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Wednesday, June 4, 2003

For Immediate Release: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED BEGINS TRADING ON THE TSX VENTURE EXCHANGE

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario has voluntarily delisted its common shares from the TSX Toronto Stock Exchange due to its failure to meet the continued listing requirements of the Exchange. Effective Tuesday, June 3, 2003 the Corporation is listed on the TSX Venture Exchange. The trading symbol will continue to be BFS.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America. The Corporation's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Corporation is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com